SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

COX ENTERPRISES, INC.

(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036
Telephone: (202) 776-2000

CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable	Amount of Filing Fee: Not Applicable

     [  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: Not applicable
     Filing Party: Not applicable
     Form or registration No.: Not applicable
     Date Filed: Not applicable

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [  ] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Cox Enterprises prepares quarterly financial supplements for distribution primarily to the lenders under its credit facility and to senior management at Cox Enterprises. The following is an excerpt that appears under the caption “Recent Developments” in the MD&A section of Cox Enterprises’ financial supplement for the quarter ended June 30, 2004, which was first distributed today.

     “Also in August 2004, CEI announced its proposal to acquire the outstanding publicly-held minority interest in CCI for $32 per share in cash. The aggregate consideration payable under the proposal for the CCI shares not owned by CEI would be approximately $7.9 billion, including estimated fees and expenses. Following the transaction, CCI would become a wholly owned subsidiary of CEI. Following the announcement, the Board of Directors of CCI formed a special committee of independent directors to consider the proposal with the assistance of outside financial and legal advisors and to negotiate the proposal with CEI. If negotiations are successfully concluded with the special committee, CEI expects to file appropriate materials with the Securities and Exchange Commission and mail such materials to CCI stockholders. CEI currently contemplates the transaction would be implemented through a cash tender offer for the publicly held CCI shares followed by a cash merger at the same per share price paid in the tender offer.

     Seventeen purported class action lawsuits have been filed naming CCI and each of its directors as defendants. Fifteen of the lawsuits also name CEI as a defendant. The complaints allege, among other things, that the defendants have breached their fiduciary duties to the stockholders of CCI in connection with CEI’s proposal to acquire the outstanding publicly-held minority interest in CCI. The complaints also seek variously the certification of a class of CCI stockholders, preliminary and permanent injunctive relief prohibiting the defendants from proceeding with CEI’s proposal or requiring them to take certain actions with respect to CEI’s proposal, attorneys’ fees and costs, and other relief, and in certain complaints, an accounting or compensatory damages, and rescission or other damages in the event CEI’s proposal is consummated. Fourteen of the lawsuits were filed in the Delaware Court of Chancery. On August 13, 2004, one of the actions was voluntarily dismissed without prejudice, and, on August 24, 2004, the other Delaware actions were consolidated under the caption Smith v. Cox Communications, Inc., et al. The remaining three lawsuits were filed in the Superior Court of Fulton County, Georgia. In addition to the allegations set forth above, one of the Georgia actions also alleges derivative claims on behalf of CCI for corporate waste, abuse of control, breach of fiduciary duty and unjust enrichment. Additional lawsuits may be filed, and CEI intends to defend these actions vigorously. The outcome of these actions cannot be predicted at this time.”

If a tender offer for Cox Communications shares is commenced, you are urged to read Cox Enterprises’ tender offer statement and Cox Communications’ solicitation/recommendation statement, to be filed with the Securities and Exchange Commission (SEC) when they become available, because these documents will contain important information. You will be able to obtain these documents and other documents filed by Cox Enterprises and Cox Communications free of charge at the SEC’s website at www.sec.gov. in addition, Cox Communications’ solicitation/recommendation statement will be available free of charge by contacting Cox Communications, and Cox Enterprises’ tender offer statement will be available free of charge by contacting Cox Enterprises.